EXHIBIT 1.01
FARO Technologies, Inc.
Conflict Minerals Report
For the Reporting Period from January 1, 2021 to December 31, 2021

Introduction
This conflict minerals report (“Report”) of FARO Technologies, Inc. (collectively with its subsidiaries, “FARO,” the “Company,” “us,” “we” or “our”) for the reporting period from January 1, 2021 to December 31, 2021 is presented to comply with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”). For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries”. If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed conflict in the Covered Countries. Products which do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered “DRC conflict free”. We use the term “conflict free” in this Report in a broader sense to refer to suppliers, supply chains, smelters and refiners whose sources of conflict minerals did not or do not directly or indirectly finance or benefit armed conflict in the Covered Countries. Numerous terms in this Report are defined in the Rule and Form SD and the reader is referred to those sources and to SEC Release No. 34-67716 issued by the SEC on August 22, 2012 for such definitions.

Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, we are not required to describe any of our products as “DRC conflict free” or “having not been found to be ‘DRC conflict free’” and, therefore, we make no conclusion in this regard in this Report. Furthermore, given that we have not voluntarily elected to describe any of our products as “DRC conflict free,” an independent private sector audit of this Report has not been conducted.

Company and Product Overview
FARO was founded in 1982 and re-incorporated in Florida in 1992. FARO’s worldwide headquarters are located at 250 Technology Park, Lake Mary, Florida 32746, and our telephone number is (407) 333-9911.
We are a global technology company that designs, develops, manufactures, markets and supports software driven, three-dimensional (“3D”) measurement, imaging, and realization solutions for the 3D metrology, architecture, engineering and construction (“AEC”), Operations and Maintenance (“O&M”) and public safety analytics markets. We enable our customers to capture, measure, manipulate, interact with and share 3D and 2D data from the physical world in a virtual environment and then translate this information back into the physical domain. Our broad technology set equips our customers with a wide range of 3D capture technologies that range from ultra-high accuracy laser scanner based technology to lower accuracy, photogrammetry based technology. Our FARO suite of 3D products and software solutions are used for inspection of components and assemblies, rapid prototyping, reverse engineering, documenting large volume or structures in 3D, surveying and construction, construction management, assembly layout, machine guidance as well as in investigation and reconstructions of crash and crime scenes. We sell the majority of our solutions through a direct sales force, with an increasing volume being sold through an indirect channel across a range of industries including automotive, aerospace, metal and machine fabrication, surveying, architecture, engineering and construction, public safety forensics and other industries.

For more information about FARO, please visit www.faro.com. The content of any website referred to in this Report is included for general information only and is not incorporated by reference herein.

Conflict Minerals Policy
We have adopted the following conflict minerals policy:

1. To make reasonable efforts: (a) to know, and to require each FARO supplier to disclose to us, the sources of conflict minerals used in our products; and (b) to eliminate procurement, as soon as commercially practicable, of products containing conflict minerals obtained from sources that fund or support armed conflict in the Covered Countries.

2. To require FARO suppliers to assist us in complying with the disclosure requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the rules of the SEC promulgated pursuant to that law, as well as any related laws and rules.

We are committed to eliminating the use of any conflict minerals in our products. In our Supplier Code of Conduct, we require our suppliers to certify that they will only source conflict minerals from “conflict free” smelters identified at www.responsiblemineralsinitiative.org.

A copy of the above conflict minerals policy is available on our website at www.faro.com/about-faro/leadership-and-governance/.

Presence of Conflict Minerals in FARO’s Products
We have evaluated our current product lines and determined that the FaroArm® and FARO ScanArm® articulated measuring devices, the FARO Laser Tracker™, the FARO Laser Projector, the FARO Focus laser scanner, FARO ScanPlan, the FARO Freestyle 2 laser scanner, and certain accessory products we manufacture or contract to manufacture contain trace amounts of tin, tungsten, tantalum and/or gold (“3TG”). We do not source any 3TG directly, and as a purchaser we are many steps removed from the mining of any conflict minerals. We do not directly source anything from the Covered Countries. As a result, we must rely on our suppliers to provide information regarding the origin of necessary conflict minerals that are included in our products.

Reasonable Country of Origin Inquiry (RCOI) and Due Diligence Process
During 2021, we conducted a good faith RCOI regarding the necessary conflict minerals contained in our products. This RCOI was designed to determine whether any of the necessary conflict minerals originated in the Covered Countries and whether any of the necessary conflict minerals may be from recycled or scrap sources. The results of our RCOI efforts were inconclusive and, as a result, we also exercised due diligence on the source and chain of custody of the necessary conflict minerals through utilization of the nationally recognized due diligence framework in the Organization for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements on 3TG.

As part of our RCOI and due diligence efforts, a cross-functional team of FARO employees, including representatives from research & development, procurement, production and quality, identified all components of FARO products which may contain 3TG and then compiled a list of the suppliers from whom we buy those items. We identified a total of 46 such suppliers and corresponded with those vendors, primarily via email. We provided them all with a soft copy of, and asked them to complete and return, the Responsible Minerals Initiative's Conflict Minerals Reporting Template, which is available at www.responsiblemineralsinitiative.org. We received and reviewed various types of responses from 34 (74%) of those 46 suppliers. The suppliers generally provided their responses to us at a company-wide level, rather than at a level specific to the materials and components they supplied to us. As a result, for conflict minerals sourced from these suppliers, we were unable to determine which, if any, of the smelters and countries of origin listed in their responses were the actual source of conflict minerals they supplied to us. The responses did not indicate that anything had been supplied to FARO containing 3TG which was known or believed to have directly or indirectly financed or benefited armed conflict in the Covered Countries.

Our efforts to determine the mines or location of origin with the greatest possible specificity included the use of the due diligence measures described above. Because we did not receive sufficient information from suppliers and other sources during our due diligence process, we were unable to determine the country of origin of, or the facilities used to process, all of the necessary conflict minerals which may be present in our products.

We expect to continue taking the following actions, among others, in 2022 to mitigate the risk that our necessary conflict minerals benefit armed conflict and to improve our due diligence measures:

•continue to engage with suppliers to obtain current, accurate and complete information about the supply chain;

•require suppliers to implement or maintain, as applicable, policies to reasonably assure that the conflict minerals in the products they supply to us do not directly or indirectly finance or benefit armed conflict in the Covered Countries;

•require suppliers to exercise due diligence on the source and chain of custody of these minerals and make their due diligence measures available to FARO; and

•train new and existing suppliers as necessary regarding our Conflict Minerals Policy and program.

This Report contains forward-looking statements including but not limited to statements relating to actions that we may take in the future with respect to future supplier diligence and engagement efforts and development of related processes. Such statements are based on the current expectations of our management and are neither promises nor guarantees of future performance of the actions. The forward-looking statements represent management’s expectations as of the date of this Report. Subsequent events and developments may cause management’s view to change. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Report.

Independent Private Sector Audit
Not applicable.